

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 5, 2016

<u>Via E-mail</u>
Mr. Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics plc
101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

> **Re:** **Adaptimmune Therapeutics plc**
> **Form 20-F for the Transition Period From July 1, 2015 to December 31, 2015**
> **Filed March 17, 2016**
> **Form 8-K dated July 8, 2016**
> **Filed July 8, 2016**
> **File No. 001-37368**

Dear Mr. Rawcliffe:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K dated July 8, 2016</u>
<u>Item 9.01 Financial Statements and Exhibits</u>
<u>Notes to Consolidated Financial Statements</u>

<u>Note 2: Summary of Significant Accounting Policies</u>
<u>(o) Research and development expenditure, page 34</u>

1. In Management's Discussion and Analysis of Financial Condition and Results of Operations on page 7 you disclose that you include costs associated with obtaining and maintaining patents and other intellectual property in research and development expenses. Please tell us how these expenditures qualify for treatment as research and development expenses in light of the guidance in ASC 730-10-55-2i. In your response

tell us the amount of these expenses for each of the last three fiscal years (including your transition period) and the first quarter of 2016.

Note 3: Revenue
GSK Collaboration and Licensing Agreement, page 39

2. Please provide us your analysis of your accounting for revenue under this arrangement, including amendments. In your analysis, provide us the following information and tell us your consideration for disclosing each item:

- the significant deliverables within the arrangement as stipulated in ASC 605-25-50-2b;
- the general timing of delivery or performance of service for the deliverables as stipulated in ASC 605-25-50-2c;
- the discussion of the significant factors, inputs assumptions and methods used to determine selling price for the significant deliverables as stipulated in ASC 605-25-50-2e;
- whether the significant deliverables qualify as separate units of accounting and the reasons therefor as stipulated in ASC 605-25-50-2f;
- the general timing of the revenue recognition for significant units of accounting as stipulated in ASC 605-25-50-2g;
- whether the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting had a significant effect on the allocation of arrangement consideration as stipulated in ASC 605-25-50-2h;
- the description of each milestone and related contingent consideration as stipulated in ASC 605-28-50-2b;
- the determination of whether each milestone is considered substantive as stipulated in ASC 605-28-50-2c; and
- the factors that you considered in determining whether the milestones are substantive as stipulated in ASC 605-28-50-2d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Mark Brunhofer, at (202) 551-3638 or Keira Nakada, at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance